Exhibit 8.1

SUBSIDIARIES OF TILL CAPITAL LTD.

Name	Jurisdiction of Formation	Beneficial Ownership
Golden Predator U.S. Holding Corp.	Nevada, U.S.A.	100%
Omega Insurance Holdings, Inc.	Toronto, Canada	100%
Resource Re Ltd.	Bermuda	100%
Silver Predator Corp.	British Columbia, Canada	72%
Till Capital US Holding Corp.	Nevada, U.S.A.	100%
Till Management Company	Nevada, U.S.A.	100%